Exhibit 33.1
Report on Assessment of Compliance with Servicing Criteria
1.	Santander Consumer USA Inc. (the “Asserting Party”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB as of and for the year ended December 31, 2010 (the “Reporting Period”). The transactions covered by this report include privately and publicly issued auto loan asset-backed securities transactions issued since 2006 for which the Asserting Party acted as servicer involving auto loans (the “Platform”).
2.	The Asserting Party used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria except for the following criteria which the Asserting Party determined are not applicable to the activities performed by the Asserting Party with respect to the Platform: 1122(d)(2)(iii), 1122(d)(2)(vi), 1122 (d)(4)(ii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii).
3.	The Asserting Party has complied, in all material respects, with the applicable servicing criteria as of December 31, 2010 and for the Reporting Period with respect to the Platform taken as a whole.
4.	Deloitte & Touche LLP, a registered public accounting firm, has issued an attestation report on the Asserting Party’s assessment of compliance with the applicable servicing criteria as of December 31, 2010 and for the Reporting Period.
February 15, 2011
SANTANDER CONSUMER USA INC.

By:	/s/ Jason Kulas
Name:	Jason Kulas
Title:	Chief Financial Officer
Date:	March 30, 2011